MARATHON PARTNERS

EQUITY MANAGEMENT, LLC

Mario D. Cibelli
Managing Member

One Grand Central Place
60 East 42nd St., Suite 2306
New York, NY 10165
ph 212.490.0399
fx 212.937.3115
MarathonPartners.com

October 19, 2017

Board of Directors
c/o Corporate Secretary
J. Alexander's Holdings, Inc.
3401 West End Avenue, Suite 260
P.O. Box 24300
Nashville, Tennessee 37202

Dear Board Members:

As you know, we wrote to you on September 26, 2017 to express our deep concerns regarding the proposed merger (the "Transaction") between J. Alexander's Holdings, Inc. ("J. Alexander's" or, the "Company") and 99 Restaurants, LLC ("99 Restaurants"). Our firm, Marathon Partners Equity Management, LLC ("Marathon Partners"), continues to maintain ownership in excess of 900,000 shares, making us one of J. Alexander's five largest shareholders, and we have held shares since the Company's spin-off from Fidelity National Financial Inc.'s ("FNF") tracking shares about two years ago.

We have closely reviewed the disclosures in the recently filed preliminary merger proxy statement (the "Proxy"), which has only served to exacerbate our concerns and suspicions surrounding this ill-advised Transaction. We remain disappointed that J. Alexander's Board of Directors (the "Board") has recommended this merger. As we have previously stated, selling control of the Company to another entity for no premium is a very poor outcome for shareholders. The new disclosures increasingly challenge the Board as it positions itself to submit to the desires of FNF while remaining fiduciaries to J. Alexander's owners. We remain strongly opposed to the Transaction.

So far in 2017, 99 Restaurants has experienced a significant deterioration in its financial performance. This trend is highly concerning and diverges widely from the rosy projections made by management in the Proxy. Payroll and benefits, the single largest expense for 99 Restaurants, has grown significantly faster than revenues in 2017 which has caused a large decline in profits. Income from operations has declined by 16% year-to-date and by over 20% when the results are adjusted for pre-opening costs. These weak results occurred even after 99 Restaurants remodeled approximately 75% of its locations since 2013.

99 Restaurants, LLC

Sales Growth vs. Payroll and Benefits Growth

	Q1'17	Q2'17	YTD Q2'17
Restaurant Sales	$70,593	$72,679	$143,272
YoY	*0.1%*	*0.9%*	*0.5%*
Payroll and Benefits	$24,520	$25,767	$50,287
YoY	*2.3%*	*4.1%*	*3.2%*
Operating Income	$3,842	$3,674	$7,516
YoY	*(23.5%)*	*(6.4%)*	*(16.0%)*
Operating Income, ex Preopening costs	$3,842	$3,714	$7,556
YoY	*(23.7%)*	*(17.0%)*	*(20.5%)*

Dollars in thousands

Source: J. Alexander's Holdings, Inc.,
Form PREM14A, 10/11/17

Even more concerning is the accelerating rate of labor cost inflation. Payroll and benefits costs increased by 2.3% in Q1 versus 4.1% in Q2. 99 Restaurants' low average check size offers little protection against these inflating costs which may erode future profits even further. Many publicly traded restaurant companies have noted pressures from inflating labor costs while reporting weak results. Given 99 Restaurants' concentration in the Northeast and its focus on a more price sensitive consumer, it is poorly positioned for the current environment threatening the restaurant industry.

99 Restaurants' recent results stand in stark contrast to the extremely favorable projections provided in the Proxy. Those results envision a dramatic turnaround from current trends with a large jump in profits over the next three years. Call us skeptics, but we believe these projections are unlikely to be achieved. Putting that aside for a moment, these optimistic projections would imply a share price for J. Alexander's of approximately $20 to $23 by 2020. If the Board and FNF actually believed these projections, then it would behoove them to induce J. Alexander's shareholders with value-protecting instruments, such as contingent value rights, to help assure closure of a transaction that they view favorably. This would especially be true of a transaction such as this, where Board independence, conflicts of interest, and other corporate governance concerns are so readily apparent.

As an example, contingent value rights issued by FNF that would pay, in cash, the difference between $15 and any shortfall of that number based on the future share price of J. Alexander's in 2020, would be a strong inducement for shareholders to support the Transaction. Given the projections in the Proxy, this would end up costing FNF absolutely nothing and provide strong reassurances that it in fact viewed the Transaction favorably. Conversely, if FNF were unwilling to offer such value protecting instruments to J. Alexander's shareholders as part of the Transaction, then it is obvious that they have little confidence in the projections provided in the Proxy.

The market seems to agree with our assessment of the Transaction. For the ten days after the Transaction was announced, J. Alexander's average closing share price was $9.60. For the ten days after we publicly announced our opposition to the Transaction, J. Alexander's average closing share price was $11.75.

These numbers should speak loudly to directors. Shareholders seem willing to place a higher valuation on J. Alexander's shares when they believe the odds are greater that the Transaction will not be approved. To this end, if the Transaction is approved, then it is likely that J. Alexander's share price will gravitate back to the levels that existed immediately after the Transaction was announced. Such destruction of value ought to be highly concerning to the Board.

As we noted in our prior letter, we are deeply concerned with the related party nature of the Transaction. Upon reviewing the additional disclosures in the Proxy, we were surprised to learn Board member Tim Janszen, the CEO of Newport Global Advisors, L.P. ("Newport Global") appeared to be actively negotiating against J. Alexander's shareholders on behalf of 99 Restaurants. It is interesting to note that Newport Global's economic interest in 99 Restaurants is approximately 3x higher than the entire Board's combined economic interest in J. Alexander's. In our view, actions such as this, combined with other conflicts of interest, reflect corporate governance practices at their worst.

Not only is the Board conflicted and non-independent as a whole, but yet another conflict arises vis-à-vis the Company's engagement of Stephens Inc. ("Stephens") as the investment bank issuing a fairness opinion. Stephens has previously provided investment banking services to FNF, and Richard Massey, FNF's Lead Director, was formerly a managing director of Stephens. It appears there was not a single person or group looking out for the best interests of J. Alexander's shareholders in this ill-advised Transaction. Not even the fairness opinion is free of taint.

Furthermore, we previously pointed out the many shortcomings of management's 2016 combined operations earnings accretion analysis. All of our prior concerns about unrealistic assumptions and ignored expenses to generate the highest possible non-GAAP combined operations earnings still remain. In addition, we add to that list of concerns a now materially lower tax rate, which has increased management's combined operations earnings analysis to $0.81 from $0.70 originally.

If the Transaction closes as currently structured, J. Alexander's will become a controlled company. As such, our concern is that shareholders will be further disenfranchised with even less recourse available. We believe this Transaction demonstrates that the Board is willing to pursue objectives that are not in the best interests of its shareholders. In our experience, small-cap, controlled companies, especially those with limited liquidity, generally trade at large discounts to comparable companies, and we believe this is a very real possibility for J. Alexander's shareholders post-merger. As a controlled company, even less would stand in the way of FNF deciding that other poorly positioned or struggling restaurant concepts it owns should be placed within J. Alexander's.

We continue to view the Transaction as destructive to shareholder value and therefore not in the best interests of J. Alexander's owners. For this reason, we remain opposed to the Transaction. We suggest Board members immediately start placing the company's shareholders' interests first and foremost in their minds. From this vantage point, it is readily apparent to any fiduciary that the Transaction should not be pursued by the Board.

Please let us know if we can be of any assistance in these matters.

Sincerely,

Mario D. Cibelli
Managing Member